

July 23, 2020

Via E-mail
David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central
Hong Kong

> **Re:** **Sky Solar Holdings, Ltd.**
> **Schedule 14D-9**
> **Filed July 20, 2020**
> **File No. 5-88608**

Dear Mr. Zhang:

We have reviewed the above filing and have the following comments. Some of our comments may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

Recommendation of the Special Committee, page 3

1. With a view towards disclosure, please advise us as to what information the Special Committee requested and did not receive – other than the information identified in clauses (i), (ii) and (iii) of the first bullet point on page 5 – to allow it and its advisors to complete a full and deliberate review and evaluation of the material terms and provisions of the Offer and the prospects and value of the Company "sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its fiduciary duties under applicable law."

<u>Reason for the Special Committee's Position, page 5</u>

2.   Refer to the first bullet in this section. With a view towards disclosure, please advise why the Special Committee, established by the Board to evaluate and make a recommendation to the Board with respect to strategic alternatives available to the Company, including an offer such as the Offer, has not received the information identified in clause (i) through (iii) from the Company's management. Please advise whether the Board, on behalf of the Special Committee, has taken any initiative to request such information from the Company's management, and if not, why not.

3.   Please disclose whether Houlihan Lokey has received any information, from the Company or any other source, to conduct any financial analysis and diligence view of the Company. If so, please advise what consideration the Company gave to disclosing such analysis. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

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We remind you that the Company is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions